UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated February 14, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: February 14, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 810 – 1708 Dolphin Ave.

Kelowna, B.C.

V1Y 9S4

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

February 14, 2008

Strathmore Updates Shareholders on Wyoming & New Mexico Uranium Properties:

Year End 2007

STRATHMORE MINERALS CORP. (“Strathmore” or the “Company”) is pleased to update shareholders with a year-end review of the Company’s activities for 2007.  Strathmore’s primary goal is to become a leading uranium producer in the United States.  In July, 2007, Strathmore completed a spin-off of its Canadian exploration properties to its shareholders, enabling the Company to focus entirely on advancing its core uranium project in Wyoming and New Mexico. The accomplishments made by Strathmore’s technical team, particularly in the Gas Hills, Wyoming projects, where production is expected to begin in 2010, have significantly contributed to achieving this goal.

Key Highlights for the Year

•

Successfully completed a spin-out of its Canadian and Peruvian mineral properties into Fission Energy Corp., a separately traded public company which received approval to begin trading on the TSX Venture Exchange (FIS.V) on July 25. All Fission Energy shares were distributed to Strathmore shareholders; one share of Fission Energy for every three shares of Strathmore held.

•

In the Gas Hills, Wyoming, Strathmore successfully acquired key properties with historic uranium resources, (Andria, East Day Loma, New Rock Hill deposits), enabling the Company to consolidate its holdings and advance the near-term production schedule to 2009-2010. Permitting and mine planning continue at the George-Ver and Frazier Le-Mac near-surface open pit deposits.

•

JV completed with Sumitomo (Japan) to co-develop the premiere Roca Honda, New Mexico uranium project.  Strathmore 60% Sumitomo 40%. Permitting activities are continuing on schedule.

•

Drilling at Roca Honda identified a new area with significant uranium mineralization, including a 9 foot interval grading 0.56% eU3O8 (11.2 lbs/ton), during monitor well installation in a previously unexplored area of the property.

•

Acquired the Marquez Uranium Property, strategically located in close proximity to the Roca Honda project in New Mexico.  Historical resource estimated at 2,754,000 tons at an average grade of 0.17% for a total of 9,362,000 lbs. (not 43-101 compliant).

•

Completed NI 43-101 report for the Reno Creek portion of the much larger Pine-Tree-Reno Creek Uranium Project in Wyoming. A Measured & Indicated resource estimate of 7,433,499 lbs. at an average grade of 0.065% U3O8, up from the historically reported 4 million lbs. U3O8, was identified.  An additional 3,406,771 lbs. of U3O8 at an average grade of 0.065% is classified as an Inferred mineral resource.

•

Successfully completed several joint venture exploration and development agreements with commitments totaling ~ US $120 million on non-core properties in Wyoming and New Mexico.

Uranium Resources Summary by Property

The following table updates the Company’s uranium resources.  The Company is pleased to update shareholders on the significant uranium assets in its portfolio.  New property additions include the Andria, East Day Loma, and New Rock Hill projects in Wyoming’s Gas Hills, and the Marquez Property in New Mexico.  Additions and changes are anticipated over the following year as drilling databases are acquired and analyzed.  The table includes NI 43-101 compliant (Measured and Indicated, and Inferred), and historical resources as defined by the results of exploration completed by previous mining companies. It revisits previously released information and adds the new historical and/or NI 43-101 resources where appropriate.

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U3O8	lbs/U308

Gas Hills (George-Ver, Bullrush, Loco-Lee), Wyoming	Federal American Partners (1984)	Historical: Measured & Indicated	6,131,504	0.069	8,440,490*
Gas Hills Frazier LeMac, Wyoming	Pathfinder (1996)	Historical: Measured & Indicated	696,327	0.11	1,522,000*
Gas Hills: Andria Wyoming	Federal American Partners (1984)	Historical: Measured & Indicated	739,565	0.06	949,100*
Gas Hills: East Day Loma Wyoming	Energy Fuels (1978)	Historical: Measured & Indicated	456,096	0.21	1,940,945*
Gas Hills: New Rock Hill Wyoming	Adobe/Union Carbide (1977)	Historical: Measured & Indicated	900,000	0.05	900,000*
Gas Hills, (Jeep), Wyoming	Federal American Partners (1984) C. Snow, 43-101, (2007)	NI 43-101: Measured & Indicated NI 43-101: Inferred	316,636 152,762	0.08 0.05	483,395 168,003
Reno Creek (West Reno) Wyoming	Rocky Mountain Energy (1986) C. Snow, 43-101 (2008)	NI 43-101: Measured & Indicated NI 43-101: Inferred	5,677,929 2,633,800	0.065 0.065	7,433,499 3,406,771
Pine Tree, Wyoming	Pathfinder (1980)	Historical: Measured & Indicated Historical: Inferred	1,947,000 625,000	0.07 0.06	2,646,000* 750,000*
Sec. 36 (Reno Creek) Wyoming	TVA/Rocky Mountain Energy (1986)	Historical: Indicated	1,300,000	0.05	1,300,000*
SWD Claims Area, Wyoming	Utah International/Pathfinder (1980)	Historical: Measured & Indicated Historical: Inferred	497,000 271,000	0.09 0.08	944,000* 400,000*
FMC Claim Area, Wyoming	Rocky Mountain Energy (1986)	Historical: Measured & Indicated	1,992,000	0.09	3,670,000*
Ketchum Buttes, Wyoming	Pathfinder (1980)	Historical: Measured & Indicated	1,135,000	0.064	1,454,900*
Juniper Ridge (Red Creek), Wyoming	Urangesellschaft (1978)	Historical: Measured & Indicated	5,971,000	0.063	7,539,000*
Copper Mountain, Wyoming	Anaconda (1997)	Historical: Indicated & Inferred	45,570,000	0.027	24,607,800*
Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U3O8	lbs/U308
Sky Project, Wyoming	Exxon & Pathfinder (1980) C. Snow, 43-101, (2007)	NI 43-101: Indicated NI 43-101: Inferred	668,688 55,086	0.07 0.05	948,098 54,496
Church Rock, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2005)	NI 43-101 Measured & Indicated NI 43-101 Inferred	6,221,467 1,950,560	0.10 0.09	11,848,007 3,525,342
Roca Honda, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2006)	NI 43-101 Measured & Indicated NI 43-101 Inferred	3,782,000 4,546,000	0.23 0.17	17,512,000 15,832,000
Roca Honda North, New Mexico	Kerr McGee (1980)	Historical: Measured & Indicated	87,000	0.18	312,000*
Marquez, New Mexico	Kerr McGee (1980)	Historical: Measured, Indicated & and Inferred	2,754,000	0.17	9,362,000*
West Largo, New Mexico	Kerr McGee (1980)	Historical: Measured & Indicated Historical: Inferred	20,000 362,000	0.12 0.21	46,000* 1,534,000*
Nose Rock, New Mexico	Phillips Uranium (1979)	Historical: Measured & Indicated	6,694,217	0.135	18,230,955*
Dalton Pass, New Mexico	Pathfinder (1980)	Historical: Measured & Indicated Historical: Inferred	3,470,000 459,000	0.07 0.085	4,735,000* 765,000*
Sec. 2 13N 9W (New Mexico state lease)	Homestake (1979)	Historical: Inferred	198,665	0.167	665,268*
Chord, South Dakota	Union Carbide/TVA (1998)	Historical: Measured, Indicated & Inferred	1,727,000	0.11	3,800,000*

*The foregoing historical resource estimates presented in the table above were completed prior to the implementation of the NI 43- 101 requirements.  Given the quality of the historic work completed on the properties in Wyoming and New Mexico discussed herein and the production history of Gas Hills Uranium District and the Grants Mineral District, the Company believes the resource estimates to be both relevant and reliable.  However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current.  Hence, they should not be relied upon.  The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43- 101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101

All NI-43-101 reports referenced in this table can be reviewed in their entirety on SEDAR, www.sedar.com or the Company’s website, www.strathmoreminerals.com

Outlook For 2008

The following summary reviews ongoing work programs and plans for 2008.

WYOMING

Gas Hills:

•

The Gas Hills Uranium District will continue to be the Company’s area of primary focus. Strathmore is the dominant land holder with over 32,000 acres, and expectations are for the sequential development of up to 12 open pit deposits over the next several years with the George-Ver, Loco-Lee and Bull-Rush pits planned for production by 2010.  In 2008, the Company will continue permitting activities including: groundwater quality monitoring, exploration drilling, engineering design of open pits and NI 43-101 report preparation.

Juniper Ridge: (Yellowcake Mining JV)

•

Exploration drilling, to be followed by the initiation of permitting activities, installation of monitor wells, engineering design  of open pits, and preparation of NI 43-101 report.

Pine Tree-Reno Creek: (American Uranium Corp JV)

•

Initiation of permitting activities, including installation of groundwater monitor wells, engineering design of ISR facility,

•

 ISR wellfield and plant design,

•

Complete NI 43-101 report. (Reno Creek portion completed)

NEW MEXICO

Roca Honda: (Sumitomo JV)

•

Continued permitting activities including: baseline water quality monitoring for, metallurgical studies, mine planning, and mill design studies.

Marquez:

•

Preparation of NI-43-101technical report and updated resource estimate.

Church Rock

•

Uranium Resources Inc has reported that a Tenth Circuit Court decision regarding “Indian Country” issues and their uranium deposit at Church Rock may be forthcoming in 2008. Strathmore is continuing to monitor developments in this legal case.

Nose Rock (Nu-Mex Uranium JV)

•

Preparation of a NI 43-101 report and revised resource estimate.

Dalton Pass (Nu-Mex Uranium JV)

•

Preparation of a NI 43-101 report and revised resource estimate.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com